1-31-02




S[illegible] 02005182 [illegible]TES [illegible]GE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16207

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOF BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 09/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



RECD S.E.C.
JAN 2 5 2002
530

NAME OF BROKER-DEALER:

Share Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14677 Midway Rd., #100
(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Charles H. Major, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Share Financial Services, Inc., as of September 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public



MICHAEL E. KERR
Notary Public, State of Texas
My Commission Expires
September 29, 2004

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SHARE FINANCIAL SERVICES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2001

SHARE FINANCIAL SERVICES, INC.

CONTENTS



Cheshier & Fuller, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Share Financial Services, Inc.

We have audited the accompanying statement of financial condition of Share Financial Services, Inc. as of September 30, 2001 and the related statements of income, changes in stockholder's equity (deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Share Financial Services, Inc. as of September 30, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company was not in regulatory capital compliance at September 30, 2001 and was delinquent in the timely filing of various payroll tax returns. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
October 23, 2001
(except for Note 9 for which
the date is December 31, 2001)

SHARE FINANCIAL SERVICES, INC.
Statement of Financial Condition
September 30, 2001

ASSETS

Cash	$ 121,584
Receivable from related party	40,500
Concessions receivable	79,625
Commissions receivable	14,418
Property and equipment pursuant to capital leases, net of accumulated depreciation of $4,382	14,831
Employee advances	5,000
	$ 275,958

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Financial Condition
September 30, 2001

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

Liabilities	
Accounts payable and accrued expenses	$ 146,149
Commissions payable	44,509
Consulting fees payable	29,885
Capital lease obligations	12,211
Deposits	41,907
Due to officer	4,515
Interest payable	5,596
	284,772
Stockholder's equity (deficit)	
Common stock, 100,000 shares authorized with $1 par value, 8,000 shares issued and outstanding	8,000
Retained earnings (deficit)	(16,814)
Total stockholder's equity (deficit)	(8,814)
	$ 275,958

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Income
For the Year Ended September 30, 2001

Revenues	
Commissions income	$1,335,440
Interest income	833
Other income	27,571
	1,363,844
Expenses	
Compensation and benefits	752,891
Commissions and clearance paid to all other brokers	332,696
Communications	65,731
Occupancy and equipment costs	29,379
Promotional costs	86,031
Regulatory fees and expenses	15,652
Interest expense	8,329
Other expenses	131,761
	1,422,470
Loss before income taxes	(58,626)
Provision for income taxes	-0-
Net loss	$ (58,626)

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2001

	Shares	Common Stock	Retained Earnings (Deficit)	Total
Balances at October 1, 2000	8,000	$ 8,000	$ 41,812	$ 49,812
Net loss			(58,626)	(58,626)
Balances at September 30, 2001	8,000	$ 8,000	$ (16,814)	$ (8,814)

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2001

Balance at October 1, 2000	$	-0-
Increases		-0-
Decreases		-0-
Balance at September 30, 2001	$	-0-

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2001

Cash flows from operating activities:	
Net loss	$ (58,626)
Adjustments to reconcile net loss to	
net cash provided (used) by operating activities:	
Depreciation	3,618
Change in assets and liabilities:	
Increase in receivable from related party	(4,429)
Increase in concessions receivable	(23,975)
Increase in commissions receivable	(14,418)
Decrease in other assets	4,356
Increase in employee advances	(5,000)
Increase in accounts payable and accrued expenses	137,629
Increase in commissions payable	44,509
Increase in consulting fees payable	20,122
Increase in customer deposits	30,657
Decrease in payroll taxes payable	(30,139)
Decrease in state income taxes payable	(7,000)
Increase in due to officer	4,515
Increase in interest payable	5,596
Net cash provided (used) by operating activities	107,415
Cash flows from investing activities:	
Purchases of property and equipment	(3,941)
Net cash provided (used) by investing activities	(3,941)
Cash flows from financing activities:	
Payments on capital leases	(2,212)
Net cash provided (used) by financing activities	(2,212)
Net increase in cash	101,262
Cash at beginning of period	20,322
Cash at end of period	$ 121,584

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2001

Supplemental Disclosures

Cash paid for:

Income taxes	$ 3,430
Interest	$ 2,733

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Share Financial Services, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(i). The Company is a wholly-owned subsidiary of Share Holdings, Inc. ("Parent"). Substantially all of the Company's revenue is generated through the consulting services to churches and not-for-profit organizations. The Company's customers are primarily located throughout the Midwestern and Southwestern portion of the United States.

Revenues from program fees are recognized when all provisions of the contract between the Company and the client have been fulfilled. Expenses relating directly to programs are recognized when revenue is recorded. All other revenues and expenses are recognized as earned or incurred, using the accrual method of accounting.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs are expensed as incurred. Advertising costs charged to expense were $1,067 for the year ended September 30, 2001 and are reflected in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Note 1 - Summary of Significant Accounting Policies, continued

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets. Depreciation expense for the year ended September 30, 2001 was $3,618, and is reflected in occupancy and equipment costs.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2001, the Company had negative net capital of approximately $71,735.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(i).

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. The Company has a net operating loss carryforward of approximately $58,600 that will expire in 2015. An income tax benefit of $8,400 is fully offset by a valuation allowance.

Note 5 - Lease Commitments

The following is an analysis of leased property under capital leases:

Office equipment	$ 19,213
Less: accumulated amortization	(4,382)
	$ 14,831

Amortization of the lease property is included in accumulated depreciation.

Note 5 - Lease Commitments, continued

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of September 30, 2001:

Year Ending September 30,	
2002	$ 8,886
2003	7,624
2004	657
	17,167
Less: amount representing interest	(4,956)
Present value of net minimum lease payments	$ 12,211

Note 6 - Related Party Transactions

During the year ended September 30, 2001 the Company paid the Parent approximately $78,500 for allocated overhead. This amount is reflected in other expenses.

Note 7 - Concentrations of Credit Risk

The Company maintains cash balances in excess of federally insured limits of $100,000.

Note 8 - Going Concern

These financial statements are presented on the basis that the Company is a going concern. going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time.

The Company was not in regulatory capital compliance at September 30, 2001 and was also delinquent in the timely filing of various payroll tax returns. The Internal Revenue Service has not notified the Company of any penalties related to these late filings. These matters raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

SHARE FINANCIAL SERVICES, INC.
Notes to Financial Statements
September 30, 2001

Note 9 - Subsequent Event

On December 31, 2001, the Company received a $100,000 contribution of additional paid-in capital from the Parent

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

September 30, 2001

Schedule I

SHARE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2001

COMPUTATION OF NET CAPITAL

Total stockholder's equity (deficit) qualified for net capital		$ (8,814)
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities (deficit)		(8,814)
Deductions and/or charges		
Non-allowable assets:		
Receivable from related party	$ 40,500	
Commissions receivable	2,590	
Property and equipment	14,831	
Employee advances	5,000	(62,921)
Net capital (deficit) before haircuts on securities positions		(71,735)
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital (deficit)		$ (71,735)

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 146,149
Commissions payable	44,509
Consulting fees payable	29,885
Capital lease obligations	12,211
Deposits	41,907
Due to officer	4,515
Interest payable	5,596
Total aggregate indebtedness	$ 284,772

The preceding notes are an integral part of this supplemental information.

Schedule I (continued)

SHARE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 18,994
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 18,994
Net capital in (deficit) of required minimum	$ (90,729)
Excess net capital at 1000%	$ N/A
Ratio: aggregate indebtedness to net capital	N/A

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital, as reported in Company's (unaudited) Focus report, as amended	$ 27,296
Increase (decrease) due to adjustments for:	
Increase in non-allowable assets	(10,539)
Accounts payable and accrued expenses	(37,999)
Consulting fees payable	(29,885)
Deposits	(15,012)
Interest payable	(5,596)
Net capital per audited report	$ (71,735)

The preceding notes are an integral part of this supplemental information.

Schedule II

SHARE FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2001

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

The preceding notes are an integral part of this supplemental information.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended September 30, 2001



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Share Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Share Financial Services, Inc. (the "Company"), for the year ended September 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving internal control procedures that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Share Financial Services, Inc., for the year ended September 30, 2001, and this report does not affect our report thereon dated October 23, 2001. The Company understated its liabilities during the month of September, 2001 by approximately $88,492. These events created a material weakness in net capital at September 30, 2001.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
October 23, 2001